December 16, 2024

VIA EDGAR

Re:	Paramount Global

Form 10-K for the Fiscal Year Ended December 31, 2023

Form 10-Q for the Nine Months Ended September 30, 2024

File No. 001-09553

Inessa Kessman

Robert Littlepage

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Dear Ms. Inessa Kessman and Mr. Robert Littlepage:

This letter sets forth the response of Paramount Global (the “Company” or “Paramount”) to the comment letter from the staff (“Staff”) of the Commission’s Division of Corporation Finance, dated December 4, 2024, with respect to the Form 10-K for the year ended December 31, 2023 filed by the Company on February 28, 2024 (SEC File No. 001-09553) (the “Form 10-K”) and the Form 10-Q for the nine months ended September 30, 2024 filed by the Company on November 8, 2024 (SEC File No. 001-09553) (the “Form 10-Q”). To assist your review, we have retyped the text of the Staff’s comment in italics below. Unless otherwise defined below, terms defined in the Form 10-Q and used below shall have the meanings given to them in the Form 10-Q.

Form 10-Q for the Nine Months Ended September 30, 2024

Notes to Consolidated Financial Statements

2) Programming and Other Inventory, page 13

1.	With regard to programming charges that occurred in 2023 and during 2024:

•	Tell us in detail why you believe these charges are different from your regular review of content.

We respectfully advise the Staff that the programming charges that occurred in 2023 and 2024 were due to major strategic changes that resulted in the removal of significant levels of content from our platforms, abandonment of development projects and termination of certain programming agreements, as further described below. The charges did not result from our regular review of content for impairment triggers, which we assess quarterly in accordance with ASC 926-20-35-12, as further described in the response to the third bullet of the Staff’s comment 1 below.

In connection with these strategic changes, in 2023, we combined Paramount+ and Showtime into a single integrated product offering across both the linear and streaming services and began a strategic review of our international content portfolio in order to rationalize our international product offerings as we shift to a global programming strategy. Leading up to these changes, management performed a comprehensive review of the combined content portfolio of Showtime and Paramount+ and our international content portfolio. As a result of this review, we identified content that did not align with the strategy for our newly combined product offering and content that was not aligned with the type of programming being utilized across our various platforms in accordance with a global programming strategy, which led to content being removed from our platforms, the abandonment of development projects, and the termination of programming agreements. This review continued into the first quarter of 2024 and resulted in the removal of a significant volume of additional programming titles from our platforms, particularly internationally, including locally-produced content and domestic titles that no longer aligned with our shift to a global programming strategy.

The removal of this content from our platforms was a triggering event that required us to assess whether the affected programming assets were impaired. Our impairment review compared the current carrying value of each title with its fair value, which considered (1) that the titles were no longer being utilized on our platforms and we had no intention to use the titles on our platforms in the future and (2) the estimated future cash flows associated with any anticipated licensing of the titles to third parties, which was minimal. As a result, we recorded a programming charge to write down the carrying value of the impacted titles to their estimated fair value. Prior to the removal of these titles from our platforms, they were being utilized and monetized as part of film groups and assessed for impairment on a quarterly basis as further described below.

•	Tell us where normal program impairments are recorded in your consolidated statement of operations, including their values.

Normal programming impairments are recorded within “Operating expenses” on the Consolidated Statements of Operations, and are not excluded in our non-GAAP earnings measures. Total normal impairments of programming inventory were approximately $68 million and $92 million for the nine months ended September 30, 2024, and the year ended December 31, 2023, respectively. These amounts were not disclosed as they were immaterial.

•	Tell us if and how the impaired content was evaluated in prior periods.

On a quarterly basis, we review content that is monetized individually and as part of a film group in accordance with ASC 926-20-35-12, which states that unamortized film costs shall be tested for impairment whenever events or changes in circumstances indicate that the fair value of a film may be less than its unamortized costs. Our quarterly review includes evaluating both individually monetized content and film groups for any potential impairment triggers, and if a trigger is present, an impairment assessment is performed. The programming charges incurred in 2023 and 2024 and excluded in our non-GAAP earnings measures were the result of strategic changes to the use of the content during the quarter, which led to its removal from our platforms, abandonment of development projects and termination of certain programming agreements, which constituted an impairment trigger in the respective quarter that these actions were taken. No impairment triggers were identified for the impaired content as a result of the regular reviews performed in previous quarters.

3) Impairment, Restructuring and Transaction-Related Costs, page 14

2.

We note you disclosed in your 10-K that “it is more likely than not that the fair value of each of our reporting units continues to substantially exceed their respective carrying amounts.” Please tell us what factors changed between this assessment and the second quarter assessment that led to a significant impairment in Cable reporting unit. Provide a timeline of various indicators of impairment and why these indicators were not apparent in 2023 and earlier in 2024.

We respectfully advise the Staff that in the second quarter of 2024, impairment triggers resulted from the identification of new information that was not known or knowable prior to the quarter. As noted in the Form 10-Q for the six months ended June 30, 2024, these triggers included recent indicators in the linear affiliate marketplace, as well as the estimated total company market value indicated by the Transactions and the NAI Transaction. As a result, we performed an interim goodwill impairment test for each of our reporting units and concluded that a goodwill impairment charge was required for the Cable Networks reporting unit.

The indicators in the linear affiliate marketplace referenced in our 10-Q disclosure were driven by the renewal of a major affiliate agreement in May 2024, which resulted in a decrease in the expected future cash flows for our Cable Networks reporting unit, and warranted an update to the long-term revenue projections for our cable networks related to our other affiliate arrangements with the expectation that we may experience similar outcomes upon future renewals of other agreements. Prior to this deal, we had a history of maintaining or increasing contractual rates with our affiliates.

In addition, the agreements entered into on July 7, 2024 in connection with the Transactions and the NAI Transaction provided observable evidence of the fair value of Paramount as a whole that did not exist before the second quarter of 2024 given the absence of recent M&A activity for Paramount or within the industry that would capture the current state of the media industry. On an aggregate “sum-of-the-parts” basis the estimated fair values of our reporting units calculated in connection with the second quarter impairment tests reconciled to the total value of Paramount implied by the Transactions and the NAI Transaction. We also considered the reasonableness of this aggregate fair value in relation to our market capitalization.

As noted above, the impairment triggers disclosed in the 10-Q were not known or knowable prior to the second quarter of 2024. In addition, while there was some volatility in the trading multiples of our peers in the preceding quarters, during the second quarter of 2024, we observed a more widespread decline in EBITDA multiples across a comparable media company peer group. During the quarter, negative industry sentiment grew, particularly with respect to cable networks, as a result of a continued shift in focus to streaming and a record rate of pay television “cord cutting.” The changes in the overall industry trends along with the decreases in expected cash flows associated with the renewal of our affiliate agreement in the quarter were considered and incorporated in the second quarter impairment test for the Cable Networks reporting unit and resulted in a downward revision to long-term cash flow projections, a decrease to the long term growth rate and an increase in the discount rate, to reflect a higher risk associated with achieving these projections.

3.

We note in the second quarter of 2024, you assessed relevant factors that could impact the fair value of your reporting units including the estimated total company market value indicated by the Transactions and the NAI Transaction. In light of the elimination of the entire historic balance of goodwill in your preliminary purchase price allocation, please explain to us why you did not record a full impairment of goodwill in your financial statements.

We respectfully advise the Staff that the goodwill impairment assessment in the second quarter of 2024 pertains to our historic goodwill, which is related to the fair value determined in past acquisitions. As a result of the change in control from the NAI Transaction, we will elect to apply pushdown accounting of the new parent company’s basis of accounting in Paramount and therefore, in accordance with ASC 805-50-30-10, our individual assets and liabilities will be recorded at a new basis that reflects the fair value of Paramount indicated by the Transactions and the NAI Transaction. Therefore, any goodwill recorded in the financial statements after applying pushdown accounting will result from an excess of the new basis over the fair value of the identifiable tangible and intangible net assets, which is not expected to be material based on preliminary estimates of the fair values of our assets and liabilities. This is primarily due to the recognition of identifiable intangible assets that have not previously been recorded on our balance sheet, such as trade names and subscriber relationships, the step-up of the carrying value of existing tangible and intangible assets to their current fair value, including property and FCC licenses, and a reduction of the carrying value of debt to fair value based on current market rates.

As noted in the New Paramount Unaudited Pro Forma Condensed Combined Financial Statements included in the Registration Statement on Form S-4 filed by New Pluto Global, Inc. on November 4, 2024 (SEC File No. 333-282985), the final basis of Paramount, as well as the fair value of its assets and liabilities, could differ materially based on market factors at closing of the Transactions, including our stock price, and upon the finalization of appraisals and other valuation analyses, which are expected no later than one year from closing.

5) Revenues, page 18

4.

We note your statement that, “the three and nine months ended September 30, 2024 include advertising revenue for amounts recognized during 2024 for the underreporting of revenue by an international sales partner in prior periods.” Provide detailed information about the underreporting of revenue and their values, for all affected periods.

We use an advertising sales agent in the United Kingdom, and recognize revenues based on statements provided by the agent, which indicate the amount of sales the agent has earned from third-party advertisers on our networks. This revenue is considered variable consideration, which in accordance with ASC 606-10-32-11 is recognized upon receipt of these statements because that represents the point at which it becomes probable that a significant reversal in the amount of the cumulative revenue recognized will not occur. During the second quarter of 2024, the agent notified us that statements provided in prior periods understated our share of revenue, and during the second and third quarters of 2024 we received quantification of the incremental revenues. Accordingly, upon receipt of information from the agent, we determined it was probable that a significant reversal in the amount of the variable consideration reflected in the updated information would not occur, and therefore we recognized advertising revenue of $77 million and $138 million, respectively, during the three and nine months ended September 30, 2024.

12) Segment Information, page 27

5.

Based on disclosure on page 60, it appears that within your TV Media segment you have two reporting units, Cable Networks and one other reporting unit. Tell us if these two reporting units are also operating segments. If they are operating segments tell us why you believe aggregating them into one reportable segment is appropriate. Refer to guidance in ASC 280-10-50-11.

We respectfully advise the Staff that the two reporting units in the TV Media segment, Cable Networks and CBS Entertainment, are not operating segments as defined by the guidance in ASC 280-10-50-1 since the operating results of each of these reporting units are not regularly reviewed by the Chief Operating Decision Maker (“CODM”). The CODM regularly reviews operating results for the TV Media Segment as a whole to make decisions about resources to be allocated to the segment and assess its performance, and has appointed an operating segment manager that is directly accountable for the operating activities, financial results, forecasts, and plans of the segment.

Management’s Discussion and Analysis of Results of Operations and Financial Condition Reconciliation of Non-GAAP Measures, page 36

6.

We note your non-GAAP measures exclude the costs related to “programming charges.” Please explain to us in greater detail the nature of these charges and whether they relate to your revenue generating activities. As part of your response, tell us how you considered the guidance outlined in Question 100.01 of the Division of Corporation Finance Compliance & Disclosure Interpretations on Non-GAAP Financial Measures in determining the adjustments are appropriate.

Respectfully, we believe the exclusion of these programming charges in our non-GAAP earnings measures is consistent with the requirements set forth in Rule 100(b) of Regulation G and the Staff’s guidance as set forth in Question 100.01 of the Division of Corporation Finance Compliance & Disclosure Interpretations on Non-GAAP Financial Measures (“C&DI 100.01”). As noted in our response to Question 1, the programming charges were the result of major strategic changes and did not result from our regular review of content or normal operating activities. Therefore, we concluded that the charges, which were comprised of impairment charges, termination of contractual rights and abandonment of development projects, did not represent normal recurring operating expenses, which are separately recorded within “Operating expenses” on the Consolidated Statements of Operations. When assessing the guidance outlined in C&DI 100.01, we considered that the affected content would no longer contribute to the revenues generated by our networks and services because of its removal from these platforms. We also considered that the significant impact on earnings resulting from these charges affects the comparability of our results with prior periods and industry peers. These charges are not indicative of our underlying performance and excluding them provides investors a clearer view of our ongoing operational performance and facilitates more meaningful comparisons of our results across financial periods and with other companies in our industry. In addition, to differentiate from normal, recurring programming impairments, in our disclosures we described that the nature of the charges related to removed or abandoned content. In future filings, we will expand our Reconciliation of Non-GAAP Measures disclosure to clarify the nature of these charges as proposed below (marked against the Form 10-Q).

Reconciliation of Non-GAAP Measures

~~Results for the three and nine months ended September 30, 2024 and 2023 included certain items identified as affecting comparability.~~ Adjusted OIBDA, adjusted earnings from continuing operations before income taxes, adjusted provision for income taxes, adjusted net earnings from continuing operations attributable to Paramount, adjusted diluted EPS from continuing operations, and adjusted effective income tax rate ~~(together, the “adjusted measures”) exclude the impact of these items and are measures of performance not calculated in accordance with U.S. GAAP~~, which are measures of performance not calculated in accordance with U.S. GAAP (together, the “adjusted measures”), exclude certain items identified as affecting comparability that are not part of our normal operations, including restructuring charges, transaction-related costs, programming charges, and impairment charges, each where applicable. Programming charges consist only of charges related to major strategic changes, which are further described under Programming Charges, and did not result from our regular review of content for impairment triggers. Normal programming impairments are recorded within “Operating expenses” on the Consolidated Statements of Operations, and are not excluded in our adjusted measures.

We use these measures to, among other things, evaluate our operating performance. These measures are among the primary measures used by management for planning and forecasting of future periods, and they are important indicators of our operational strength and business performance. In addition, we use Adjusted OIBDA to, among other things, value prospective acquisitions. We believe these measures are relevant and useful for investors because they allow investors to view performance in a manner similar to the method used by our management; and because they exclude items that are not representative of our normal, recurring operating expenses, they provide a clearer perspective on our underlying performance; and make it easier for investors, analysts and peers to compare our operating performance to other companies in our industry and to compare our year-over-year results.

Because the adjusted measures are measures of performance not calculated in accordance with U.S. GAAP, they should not be considered in isolation of, or as a substitute for, operating income (loss), earnings (loss) from continuing operations before income taxes, (provision for) benefit from income taxes, net earnings (loss) from continuing operations attributable to Paramount, diluted EPS from continuing operations, and effective income tax rate, as applicable, as indicators of operating performance. These measures, as we calculate them, may not be comparable to similarly titled measures employed by other companies.

Direct-to-Consumer, page 51

7.	To help investors understand your subscriber metric, please break out the portion of customers registered in a free trial.

We respectfully advise the Staff that subscribers registered in a free trial were 1.1 million on December 31, 2023, and 1.2 million on September 30, 2024, or 1.6% of total Paramount+ subscribers at each date. In future filings, we will break out the portion of customers registered in a free trial if the amount is significant.

* * * * * * *

If you should have any questions regarding the items discussed in this response letter, please contact me at naveen.chopra@paramount.com, or, in my absence, Caryn Groce, the Company’s Executive Vice President, Acting General Counsel and Secretary at caryn.groce@paramount.com.

Very truly yours,

/s/ Naveen Chopra
Chief Financial Officer

cc:	Simpson Thacher & Bartlett LLP

Xiaohui (Hui) Lin

Katharine Thompson